EXHIBIT 23

ADOBE SYSTEMS INCORPORATED

CONSENT OF KPMG LLP

To the Board of Directors and Stockholders of Adobe Systems Incorporated:

We consent to the incorporation by reference in the Registration Statements (No. 33-10753, No. 33-18986, No. 33-23171, No. 33-30976, No. 33-36501, No. 33-38387, No. 33-48210, No. 33-63518, No. 33-78506, No. 33-83030, No. 33-83502, No. 33-83504, No. 33-84396, No. 33-86482, No. 33-59335, No. 33-63849, No. 33-63851, No. 333-28195, No. 333-28203, No. 333-28207, No. 333-57589, No. 333-81191, No. 333-87165, No. 333-39524, No. 333-52214, No. 333-57074, and No. 333-72424) on *Form S-8* of Adobe Systems Incorporated of our report dated December 11, 2001, relating to the consolidated balance sheets of Adobe Systems Incorporated and subsidiaries as of November 30, 2001 and December 1, 2000, and the related consolidated statements of income, stockholders' equity and other comprehensive income, and cash flows for each of the years in the three-year period ended November 30, 2001, and related schedule, appearing elsewhere on this *Form 10-K*.

KPMG LLP
Mountain View, California
February 21, 2002